UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of July 2023
Commission File No. 001-36675
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STELLANTIS N.V.
(Translation of Registrant’s Name Into English)

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Taurusavenue 1
2132 LS Hoofddorp
The Netherlands
Tel. No.: +31 23 700 1511
(Address of Principal Executive Offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7): ☐

The following exhibits are furnished herewith:

Exhibit 99.1	Stellantis N.V. Semi-Annual Report as of and for the six months ended June 30, 2023

SIGNATURE
    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 27, 2023	STELLANTIS N.V.

	By:	/s/ Natalie Knight
Name: Natalie Knight
Title: Chief Financial Officer

Index of Exhibits

Exhibit Number	Description of Exhibit
Exhibit 99.1	Stellantis N.V. Semi-Annual Report as of and for the six months ended June 30, 2023